[PROTECTIVE LIFE LETTERHEAD]

December 22, 2006

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

Re:	Protective Variable Annuity Separate Account, No. 811-8108
ProtectiveValues Variable Annuity, No. 333-112892,
SEC Accession No. 0001104659-06-069268
Request for Withdrawal of Post-Effective Amendment Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), Protective Life Insurance Company (the “Company”) and the Protective Variable Annuity Separate Account (the “Separate Account”) hereby request the withdrawal of the above-referenced post-effective amendment to their registration statement on Form N-4, filed with the Securities and Exchange Commission on October 27, 2006 (the “Amendment”).

The Amendment was filed in connection with an intended offering of a new variable annuity product feature.  The Company has since determined not to undertake that particular offering.  No securities were sold in connection with the Amendment.

The Amendment will become effective pursuant to Rule 485(a) of the 1933 Act on December 26, 2006. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

If you have any questions regarding this matter, please contact the undersigned at (205) 268-3581.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

cc.	Rob Lamont, Division of Investment Management, U.S. Securities & Exchange Commission Elisabeth Bentzinger, Esq., Sutherland Asbill & Brennan